UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):                        .

Included herein:

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and nine months ended December 31, 2006.
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Douglas A. Wilkes
Name:	Douglas A. Wilkes
Title:	Vice President, Finance and Chief Financial Officer

Date: February 14, 2007

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Expressed in thousands of Canadian dollars)

(Unaudited)

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)

	December 31, 2006	March 31, 2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,107	$42,804
Accounts receivable	97,991	67,235
Unbilled revenue	39,118	43,494
Inventory	156	57
Prepaid expenses and deposits (note 6(a))	20,383	1,796
Other assets (note 6(b))	12,294	1,004
Future income taxes	21,774	5,583

	198,823	161,973
Future income taxes	18,582	23,367
Plant and equipment (note 7)	270,417	184,562
Goodwill	199,067	198,549
Intangible assets, net of accumulated amortization of $17,518 (March 31, 2006—$17,026)	615	772
Deferred financing costs, net of accumulated amortization of $6,846 (March 31, 2006—$6,004) (note 8)	12,105	17,788

	$699,609	$587,011

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility (note 9)	$15,000	$—
Accounts payable	80,443	54,085
Accrued liabilities	11,411	24,603
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	8,792	5,124
Current portion of capital lease obligations	3,357	3,046
Future income taxes	13,045	5,583

	132,048	92,441
Capital lease obligations	6,411	7,906
Senior notes (note 10)	233,060	304,007
Derivative financial instruments	60,193	63,611
Redeemable preferred shares (note 12(a))	—	77,568
Future income taxes	24,678	23,367

	456,390	568,900

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – December 31, 2006—35,192,260 voting common shares and 412,400 non-voting common shares (March 31, 2006 – 18,207,600 voting common shares and 412,400 non-voting common shares)) (note 12(b))	296,801	93,100
Contributed surplus (note 12(c))	3,247	1,557
Deficit	(56,829)	(76,546)

	243,219	18,111

	$699,609	$587,011

See accompanying notes to unaudited interim consolidated financial statements.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Interim Consolidated Statements of Operations and Deficit

(in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Revenue	$155,858	$121,524	$424,024	$349,887
Project costs	92,023	81,028	232,115	226,786
Equipment costs	29,244	16,808	78,777	48,119
Equipment operating lease expense	2,088	4,316	15,657	10,300
Depreciation	6,531	5,525	18,665	16,007

Gross profit	25,972	13,847	78,810	48,675
General and administrative (note 17)	11,647	8,179	30,894	21,884
Loss (gain) on disposal of plant and equipment	381	(453)	839	(774)
Amortization of intangible assets	127	182	492	548

Operating income before the undernoted	13,817	5,939	46,585	27,017
Interest expense (note 13)	9,292	8,287	29,786	61,442
Foreign exchange loss (gain)	10,897	897	(2,497)	(14,343)
Realized and unrealized (gain) loss on derivative financial instruments	(13,315)	(5,432)	(1,533)	13,365
Gain on repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 12(a))	(9,400)	—	(9,400)	—
Loss on extinguishment of debt (notes 2, 8 and 10)	10,875	—	10,928	2,095
Other income	(233)	(82)	(824)	(350)

Income (loss) before income taxes	5,701	2,269	20,125	(35,192)
Income taxes (note 11):
Current income taxes	—	150	(2,844)	394
Future income taxes	(938)	—	3,193	—

Net income (loss) for the period	6,639	2,119	19,776	(35,586)
Deficit, beginning of period	(63,409)	(92,310)	(76,546)	(54,605)
Premium on repurchase of common shares (note 12(b))	(59)	—	(59)	—

Deficit, end of period	$(56,829)	$(90,191)	$(56,829)	$(90,191)

Net income (loss) per share – basic (note 12(d))	$0.27	$0.11	$0.96	$(1.91)

Net income (loss) per share – diluted (note 12(d))	$0.26	$0.11	$0.90	$(1.91)

See accompanying notes to unaudited interim consolidated financial statements.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(unaudited)

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$6,639	$2,119	$19,776	$(35,586)
Items not affecting cash:
Depreciation	6,531	5,525	18,665	16,007
Amortization of intangible assets	127	182	492	548
Amortization of deferred financing costs	853	884	2,688	2,452
Loss (gain) on disposal of plant and equipment	381	(453)	839	(774)
Unrealized foreign exchange loss (gain) on senior notes	10,956	835	(2,537)	(14,570)
Unrealized (gain) loss on derivative financial instruments	(13,856)	(6,041)	(3,418)	11,312
Stock-based compensation expense (note 16)	621	293	1,742	616
Gain on repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 12(a))	(9,400)	—	(8,000)	—
Accretion and change in redemption value of mandatorily redeemable preferred shares	1,204	(406)	3,114	36,090
Loss on extinguishment of debt (notes 2, 8 and 10)	10,680	—	10,680	2,095
Future income taxes	(938)	—	3,193	—
Decrease (increase) in allowance for doubtful accounts	—	28	24	(44)
Net changes in non-cash working capital (note 14(b))	(31,219)	20,626	(45,920)	1,172

	(17,421)	23,592	1,338	19,318

Investing activities:
Acquisition, net of cash acquired (note 4)	—	—	(1,496)	—
Purchase of plant and equipment	(78,398)	(10,334)	(97,707)	(24,129)
Proceeds on disposal of plant and equipment	2,882	2,085	3,454	5,138

	(75,516)	(8,249)	(95,749)	(18,991)

Financing activities:
Increase in revolving credit facility	15,000	—	15,000	—
Repayment of senior secured credit facility	—	—	—	(61,257)
Repayment of capital lease obligations	(3,652)	(572)	(5,273)	(1,499)
Issuance of 9% senior secured notes	—	—	—	76,345
Retirement of 9% senior secured notes (notes 2 and 10)	(74,748)	—	(74,748)	—
Issuance of NAEPI Series B preferred shares	—	16	—	8,367
Repurchase of NAEPI Series B preferred shares (notes 2 and 12(a))	—	(851)	—	(851)
Repurchase of NAEPI Series A preferred shares (notes 2 and 12(a))	(1,000)	—	(1,000)	—
Repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 12(a))	(27,000)	—	(27,000)	—
Issuance of common shares (notes 2 and 12(b))	171,165	200	171,304	200
Share issue costs (note 12(b))	(16,197)	—	(18,138)	—
Repurchase of common shares for cancellation (note 12(b))	(84)	—	(84)	—
Financing costs (note 8)	(267)	(75)	(1,347)	(7,560)

	63,217	(1,282)	58,714	13,745

Increase (decrease) in cash and cash equivalents	(29,720)	14,061	(35,697)	14,072
Cash and cash equivalents, beginning of period	36,827	17,935	42,804	17,924

Cash and cash equivalents, end of period	$7,107	$31,996	$7,107	$31,996

Supplemental cash flow information (note 14(a))

See accompanying notes to unaudited interim consolidated financial statements.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

1.	Nature of operations

NACG Holdings Inc. (the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including contract mining, industrial and commercial site development, pipeline and piling installations in Canada.

On November 28, 2006, immediately prior to the closing of the initial public offering (“IPO”) of common shares in Canada and the United States (note 2), the Company amalgamated with its wholly-owned subsidiaries, NACG Preferred Corp., and North American Energy Partners Inc. (“NAEPI”). The amalgamated entity was continued as North American Energy Partners Inc. The voting common shares of the new entity, North American Energy Partners Inc., include the shares offered in the IPO and outstanding common shares in North American Energy Partners Inc. that were not sold in the secondary offering.

2.	Reorganization and Initial public offering

On November 28, 2006, prior to the amalgamation referred to in note 1, the Company acquired the NACG Preferred Corp. Series A preferred shares with a carrying value of $35,000 in exchange for a promissory note in the amount of $27,000 and the forfeiture of accrued dividends of $1,400. The Company recorded a gain of $9,400 on the repurchase of the NACG Preferred Corp. Series A preferred shares in the three and nine months ended December 31, 2006.

On November 28, 2006, prior to the amalgamation referred to in note 1, the Company repurchased the NAEPI Series A preferred shares for their redemption value of $1,000. The Company also cancelled the consulting and advisory services agreement with The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc., and SF Holding Corp. (collectively, the “Sponsors”), under which the Company had received ongoing consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters. The consideration paid for the cancellation of the consulting and advisory services agreement on the closing of the offering was $2,000, which was recognized as general and administrative expense in the consolidated statement of operations for the three and nine months ended December 31, 2006. Under the consulting and advisory services agreement, the Sponsors also received a fee of $854, 0.5% of the aggregate gross proceeds to the Company from the offering, which is reflected as part of share issuance costs.

On November 28, 2006, prior to the amalgamation referred to in note 1, each holder of NAEPI Series B preferred shares received 100 common shares of NACG Holdings Inc. for each NAEPI Series B preferred share held, as a result of the Company exercising a call option to acquire the NAEPI Series B preferred shares (note 12(a)). Upon exchange, the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 was transferred to share capital.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

On November 28, 2006, the Company completed an IPO for the sale of 8,750,000 common voting shares for total gross proceeds of $158,549. Net proceeds from the IPO, after deducting underwriting fees and offering expenses, were $141,294. Subsequent to the IPO, the underwriters exercised their overallotment option to purchase 687,500 additional voting common shares of the Company for gross proceeds of $12,616. Net proceeds from the overallotment, after deducting underwriting fees and offering expenses, were $11,733. Total net proceeds from the IPO and subsequent overallotment were $153,027.

The net proceeds from the IPO and subsequent overallotment were used:

•

to repurchase all of the Company’s outstanding 9% senior secured notes due 2010 for $74,748 plus accrued interest of $3,027 on November 28, 2006. The notes were redeemed at a premium of 109.26% resulting in a loss on extinguishment of $6,338. The loss on extinguishment, along with the write-off of deferred financing fees of $4,342 and third party transaction costs of $195, was recorded as a loss on extinguishment of debt in the consolidated statement of operations for the three and nine months ended December 31, 2006;

•	to repay the promissory note in respect of the repurchase of the NACG Preferred Corp. Series A preferred shares for $27,000 as described above;

•	to purchase certain equipment leased under operating leases for $44,623;

•	to cancel the consulting and advisory services agreement with the Sponsors for $2,000; and

•	for general corporate purposes.

3.	Basis of presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements. Since the determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of these unaudited interim consolidated financial statements requires the use of estimates and assumptions. In the opinion of management, these unaudited interim consolidated financial statements have been prepared within reasonable limits of materiality. These unaudited interim consolidated financial statements follow the same significant accounting policies as described and used in the most recent annual consolidated financial statements of the Company for the year ended March 31, 2006 and should be read in conjunction with those consolidated financial statements.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

These interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, North American Construction Group Inc. (“NACGI”), the Company’s joint venture, Noramac Ventures Inc. and the following subsidiaries of NACGI:

% owned
• North American Caisson Ltd.	100%
• North American Construction Ltd.	100%
• North American Engineering Ltd.	100%
• North American Enterprises Ltd.	100%
• North American Industries Inc.	100%
• North American Mining Inc.	100%
• North American Maintenance Ltd.	100%
• North American Pipeline Inc.	100%
• North American Road Inc.	100%
• North American Services Inc.	100%
• North American Site Development Ltd.	100%
• North American Site Services Inc.	100%
• Griffiths Pile Driving Inc.	100%
• Midwest Foundation Technologies Ltd.	100%

4.	Acquisition

On September 1, 2006 the Company acquired all of the shares of Midwest Foundation Technologies Ltd., a piling company specializing in the design and installation of micropile foundations in Canada, for cash consideration and acquisition costs of $1,675. The transaction has been accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. The details of the acquisition are as follows:

Net assets acquired at assigned values:
Working capital (including cash of $179)	$405
Plant and equipment	554
Intangible assets	335
Goodwill	518
Obligations under capital leases	(137)

$1,675

The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed is preliminary and is subject to adjustment.

5.	Recent Canadian accounting pronouncements

a)	Recently adopted Canadian accounting pronouncements:

In July 2006, the Canadian Institute of Chartered Accountants’ (“CICA”) Emerging Issues Committee issued Abstract No. 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC-162”). EIC-162 requires that the compensation cost attributable to awards granted

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. The Company adopted this standard for the interim period ended December 31, 2006 retroactively, with restatement of prior periods for all stock-based compensation awards. The adoption had no impact on the Company’s consolidated financial statements.

b)	Recent Canadian accounting pronouncements not yet adopted:

In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, Handbook Section 1530, “Comprehensive Income”, and Handbook Section 3865, “Hedges”. The new standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006, specifically April 1, 2007 for the Company. The new standards will require presentation of a separate statement of comprehensive income under specific circumstances. Foreign exchange gains and losses on the translation of financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders’ equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The Company is currently assessing the impact of the new standards.

6.	Prepaid expenses and other assets

a)	Prepaid expenses and deposits:

	December 31, 2006	March 31, 2006
Prepaid insurance and property taxes	$638	$345
Deposits for tires	19,745	1,451

	$20,383	$1,796

b)	Other assets:

Other assets consist of supplies of tires and spare component parts, and are stated at the lower of cost and estimated net realizable value.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

7.	Plant and equipment

December 31, 2006	Cost	Accumulated depreciation	Net book value
Heavy equipment	$266,829	$42,227	$224,602
Major component parts in use	6,799	2,688	4,111
Spare major component parts	1,591	—	1,591
Other equipment	13,810	5,350	8,460
Licensed motor vehicles	22,388	11,046	11,342
Office and computer equipment	3,928	2,043	1,885
Buildings	16,449	496	15,953
Leasehold improvements	2,989	560	2,429
Assets under construction	44	—	44

	$334,827	$64,410	$270,417

March 31, 2006	Cost	Accumulated depreciation	Net book value
Heavy equipment	$174,042	$31,347	$142,695
Major component parts in use	4,922	2,091	2,831
Spare component parts	166	—	166
Other equipment	13,074	4,186	8,888
Licensed motor vehicles	18,223	8,410	9,813
Office and computer equipment	3,362	1,493	1,869
Leasehold improvements	2,959	247	2,712
Assets under construction	15,588	—	15,588

	$232,336	$47,774	$184,562

The above amounts include $15,206 (March 31, 2006 – $14,559) of assets under capital leases and accumulated depreciation of $6,487 (March 31, 2006 – $4,479) related thereto. During the three and nine months ended December 31, 2006, additions of plant and equipment included $758 and $3,952, respectively, for capital leases (three and nine months ended December 31, 2005 – $501 and $2,480, respectively). Depreciation of equipment under capital leases of $614 and $1,956 for the three and nine months ended December 31, 2006, respectively (three and nine months ended December 31, 2005 – $640 and $1,790, respectively), is included in depreciation expense.

Buildings are amortized on a straight-line basis over their estimated useful life of 10 years.

8.	Deferred financing costs

For the three months ended December 31, 2006, fees of $267 were paid to the holders of the 8 3/4% senior notes in connection with the amendment of the indenture governing the 8 3/4% senior notes (note 10). The amendment has been accounted for as a modification, and the fees paid to the note holders, together with the existing unamortized deferred financing costs, were deferred and will be amortized on a straight-line basis over the remaining term of the 8 3/4% senior notes.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

During the nine months ended December 31, 2006, financing fees paid to the lenders and third-party costs of $1,080 incurred in connection with amendment of the revolving credit facility (note 9) were recorded as deferred financing costs. These costs, together with the existing unamortized deferred financing costs, were deferred and will be amortized on a straight-line basis over the term of the amended revolving credit facility consistent with accounting for the amendment of the revolving credit facility as a modification.

In connection with the retirement of the 9% senior secured notes on November 28, 2006, the Company wrote off deferred financing costs of $4,342 (notes 2 and 10).

Amortization of deferred financing costs of $853 and $2,688 was recorded for the three and nine months ended December 31, 2006, respectively (three and nine months ended December 31, 2005—$884 and $2,452, respectively).

9.	Revolving credit facility

On July 19, 2006, the Company amended and restated its existing credit agreement to provide for borrowings of up to $55.0 million (previously $40.0 million), subject to borrowing base limitations, under which revolving loans and letters of credit may be issued (previously up to a limit of $30.0 million). Prime rate revolving loans under the amended and restated agreement bear interest at the Canadian prime rate plus 2.0% per annum and swing line revolving loans bear interest at the Canadian prime rate plus 1.5% per annum. Canadian bankers’ acceptances have stamping fees equal to 3.0% per annum and letters of credit are subject to a fee of 3.0% per annum.

Advances under the amended and restated agreement are margined with a borrowing base calculation defined as the aggregate of 60.0% of the net book value of the Company’s plant and equipment, 75.0% of eligible accounts receivable and un-pledged cash in excess of $15.0 million. The sum of all borrowings (including issued letters of credit) and the fair value of the Company’s liability under existing swap agreements must not exceed the borrowing base. The amended and restated credit facility is secured by a first priority lien on substantially all of the Company’s existing and after-acquired property.

The facility contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments (including acquisitions), paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants. Other terms of the agreement, including the expiry date, did not change. The expiry date of the amended and restated revolving credit facility is March 1, 2010.

As of December 31, 2006, the Company had outstanding borrowings of $15.0 million under the revolving credit facility and had issued $30.0 million in letters of credit to support bonding requirements and performance guarantees associated with customer contracts and operating leases. The Company’s borrowing availability under the facility was $10.0 million at December 31, 2006.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

10.	Senior notes

	December 31, 2006	March 31, 2006
8 3/4% senior unsecured notes due 2011	$233,060	$233,420
9% senior secured notes due 2010	—	70,587

	$233,060	$304,007

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of US$200 million (Canadian $263 million). These notes mature on December 1, 2011 and bear interest at 8 3/4% payable semi-annually on June 1 and December 1 of each year.

The 8 3/4% senior notes are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The notes are effectively subordinated to all secured debt to the extent of the outstanding amount of such debt.

The 8 3/4% senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after: December 1, 2007 at 104.375% of the principal amount; December 1, 2008 at 102.188% of the principal amount; December 1, 2009 at 100.00% of the principal amount; plus, in each case, interest accrued to the redemption date. At any time, or from time to time, on or before December 1, 2006 the Company could have, at its option, used the net cash proceeds of one or more public equity offerings, to redeem up to 35% of the principal amount of the 8 3/4% senior notes at a redemption price equal to 108.75% of the principal amount of the 8 3/4% senior notes redeemed plus accrued and unpaid interest, if any, to the date of redemption; provided that: at least 65% of the principal amount of 8 3/4% senior notes remained outstanding immediately after any such redemption; and the Company made such redemption within 90 days after the closing of any such public equity offering.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each holder’s 8 3/4% senior notes, at a purchase price in cash equal to 101% of the principal amount of the notes offered for repurchase plus accrued interest to the date of purchase.

On December 21, 2006, the indenture governing the 8 3/4% senior notes was amended to remove the requirement to provide a reconciliation from Canadian GAAP to United States GAAP in the Company’s interim consolidated financial statements.

The 9% senior secured notes were issued on May 19, 2005 in the amount of US$60.481 million (Canadian $76.345 million). In connection with the IPO (note 2), the Company repurchased the 9% senior secured notes at a premium of 109.26% on November 28, 2006 resulting in a loss on extinguishment of $6,338. The loss on extinguishment, along with the write-off of deferred financing fees of $4,342 and third party transaction costs of $195, was recorded as a loss on extinguishment of debt in the consolidated statement of operations for the three and nine months ended December 31, 2006.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

11.	Income taxes

Future income tax expense for the nine months ended December 31, 2006 includes a recovery of $5,858 resulting from the elimination of the valuation allowance that existed at March 31, 2006. Management considers the scheduled reversals of future income tax liabilities, the character of income tax assets and available tax planning strategies of the Company and its subsidiaries when evaluating the expected realization of future income tax assets to reflect that it is more likely than not that the future income tax assets will be realized.

The effective tax rate differs from the Company’s statutory rate of 32.12% because of permanent differences relating to certain financing transactions which are not deductible for tax purposes, accruals for certain tax exposure items and the change in the valuation allowance described above.

12.	Shares

a)	Redeemable preferred shares:

	December 31, 2006	March 31, 2006
NACG Preferred Corp. Series A preferred shares (i)	$—	$35,000
NAEPI Series A preferred shares (ii)	—	375
NAEPI Series B preferred shares (iii)	—	42,193

	$—	$77,568

i.	NACG Preferred Corp. Series A preferred shares

Issued and outstanding:

	Number of Shares	Amount
Issued and outstanding at March 31, 2006	35,000	$35,000
Issued	—	—
Repurchased and cancelled	(35,000)	(35,000)

Issued and outstanding at December 31, 2006	—	$—

On November 28, 2006, the Company acquired the NACG Preferred Corp. Series A preferred shares for a promissory note in the amount of $27,000 and accrued dividends of $1,400 at that time were forfeited resulting in a gain on settlement of $9,400. The promissory note was subsequently repaid with the proceeds from the IPO (note 2).

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

ii.	NAEPI Series A preferred shares

Issued and outstanding:

	Number of Shares	Amount
Issued and outstanding at March 31, 2006	1,000	$375
Issued	—	—
Accretion	—	625
Repurchased and cancelled	(1,000)	(1,000)

Issued and outstanding at December 31, 2006	—	$—

The NAEPI Series A preferred shares were issued to one of the counterparties to NAEPI’s swap agreements on May 19, 2005 in connection with obtaining a new revolving credit facility. These shares were not entitled to accrue or receive dividends.

The NAEPI Series A preferred shares were initially recorded at their fair value on the date of issuance, which was estimated to be $321 based on the present value of the required cash flows using the rate implicit at inception. Each reporting period, the accretion of the carrying value to the present value of the redemption amount at each balance sheet date was recorded as interest expense. For the three and nine months ended December 31, 2006, the Company recognized $592 and $625, respectively (three and nine months ended December 31, 2005 - $15 and $38, respectively), of accretion as interest expense.

On October 6, 2006, the Board of Directors approved the purchase of the NAEPI Series A preferred shares for $1,000 effective with the consummation of the IPO, and these shares were purchased on November 28, 2006 pursuant to an affiliate purchase right under the terms of the NAEPI Series A preferred shares. Accordingly, the Company recorded the additional accretion charge and the extinguishment of the obligation in the three months ended December 31, 2006.

iii.	NAEPI Series B preferred shares

Issued and outstanding:

	Number of Shares	Amount
Issued and outstanding at March 31, 2006	75,244	$42,193
Issued	—	—
Repurchased	—	—
Accretion	—	2,489
Transferred to common shares on conversion	(75,244)	(44,682)

Issued and outstanding at December 31, 2006	—	$—

The NAEPI Series B preferred shares were issued to existing non-employee shareholders of the Company for cash proceeds of $7.5 million on May 19, 2005. The NAEPI Series B preferred shares were initially issued to certain non-employee shareholders with the agreement that an

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

offer to purchase these NAEPI Series B preferred shares would also be extended to other existing shareholders of the Company on a pro rata basis to their interest in the common shares of the Company. On August 31, 2005, NAEPI issued 8,218 NAEPI Series B preferred shares for consideration of $851 to certain shareholders of the Company as a result of this offer. On November 1, 2005, NAEPI repurchased and cancelled 8,218 of the NAEPI Series B preferred shares held by the original non-employee shareholders for cash consideration of $851.

On June 15, 2005, the NAEPI Series B preferred shares were split 10-for-1.

Subsequent to initial issuance, an additional 244 NAEPI Series B preferred shares were issued for cash consideration of $24.

Initially, the redemption price of the NAEPI Series B preferred shares was an amount equal to the greatest of (i) two times the issue price, less the amount, if any, of dividends previously paid in cash on the NAEPI Series B preferred shares; (ii) an amount, not to exceed $100 million which, after taking into account any dividends previously paid in cash on such NAEPI Series B preferred shares, provides the holder with a 40% rate of return, compounded annually, on the issue price from the date of issuance; and (iii) an amount, not to exceed $100 million, which is equal to 25% of the arm’s length fair market value of NAEPI’s common shares without taking into account the NAEPI Series B preferred shares.

On March 30, 2006, the terms of the NAEPI Series B preferred shares were amended to eliminate option (iii) from the calculation of the redemption price of the shares.

Prior to the amendment to the terms of the NAEPI Series B preferred shares on March 30, 2006, the NAEPI Series B preferred shares were considered mandatorily redeemable and the Company was required to measure the NAEPI Series B preferred shares at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at each reporting date prior to the amendment. At March 30, 2006, management estimated the redemption amount to be $42,193.

Concurrent with the amendment to the NAEPI Series B preferred shares, the Company entered into a Put/Call Agreement with the holders of the NAEPI Series B preferred shares. The Put/Call Agreement granted to each holder of the NAEPI Series B preferred shares the right (the “Put/Call Right”) to require the Company to exchange each of the holder’s NAEPI Series B preferred shares for 100 common shares (on a post-split basis – note 12(b)) of the Company. The Put/Call Right could only be exercised upon delivery by the Company of an “Event Notice”, being either: (i) a redemption or purchase call for the redemption or purchase of the NAEPI Series B preferred shares in connection with (A) a redemption on December 31, 2011, or (B) an Accelerated Redemption Event; or (ii) a notice in connection with a Liquidation Event (defined as a liquidation, winding-up or dissolution of NAEPI, whether voluntary or involuntary).

The Put/Call Agreement also granted the Company the right to require the holders of the NAEPI Series B preferred shares to exchange each of their NAEPI Series B preferred shares for 100

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

common shares (on a post-split basis – note 12(b)) in the capital of the Company upon delivery of a call notice to shareholders within five business days of an Event Notice.

As a result of the March 30, 2006 amendment to the terms of the NAEPI Series B preferred shares and the concurrent execution of the Put/Call Agreement, the Company accounted for the amendment as a related party transaction at carrying amount. No value was ascribed to the equity classified Put/Call Right as it was a related party transaction. The NAEPI Series B preferred shares were being accreted from their carrying value of $42.2 million on the date of amendment to their redemption value of $69.6 million on December 31, 2011 through a charge to interest expense using the effective interest method over the period until December 31, 2011. For the three and nine months ended December 31, 2006, the Company recognized $612 and $2,489, respectively, of accretion as interest expense.

On October 6, 2006, the Board of Directors approved the exercise of the call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of the Company and the option was exercised on November 28, 2006. In the three months ended December 31, 2006, the Company recorded the exchange by transferring the carrying value of the Series B preferred shares on the exercise date of $44,682 to common shares.

b)	Common shares:

On November 3, 2006, the Board of Directors and common shareholders approved a 20-for-1 share split of the Company’s voting and non-voting common shares. All information relating to the exchange of the NAEPI Series B preferred shares (note 12(a)), the issued and outstanding common shares (below), basic and diluted net income (loss) per share data (note 12(d)), and stock options (note 16) have been adjusted retroactively to reflect the impact of the share split in these financial statements. The share split was effective November 3, 2006.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Authorized:

Unlimited number of common voting shares

Unlimited number of common non-voting shares

Issued and outstanding:

	Number of Shares (1)	Amount
Common voting shares
Issued and outstanding at March 31, 2006	18,207,600	$91,038
Issued upon exercise of stock options	27,760	139
Transferred from contributed surplus on exercise of stock options	—	52
Repurchased and cancelled	(5,000)	(25)
Conversion of NAEPI Series B preferred shares	7,524,400	44,682
Initial public offering	9,437,500	171,165
Share issue costs (net of future tax recovery of $5,826)	—	(12,312)

Issued and outstanding at December 31, 2006	35,192,260	$294,739

Common non-voting shares
Issued and outstanding at March 31, 2006	412,400	2,062
Issued	—	—
Redeemed	—	—

Issued and outstanding at December 31, 2006	412,400	$2,062

Total common shares	35,604,660	$296,801

(1)	The issued and outstanding common shares have been retroactively adjusted to reflect the Company’s 20-for-1 share split effected on November 3, 2006.

During the three months ended December 31, 2006, 5,000 common shares were repurchased for cancellation at a cost of $84, of which $25 reduced share capital and $59 increased the Company’s deficit.

c)	Contributed surplus:

Balance, March 31, 2006	$1,557
Stock-based compensation (note 16)	1,742
Transferred to common shares on exercise of stock options	(52)

Balance, December 31, 2006	$3,247

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

d)	Net income (loss) per share:

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options using the treasury stock method. For the nine months ended December 31, 2005 the effect of outstanding stock options on loss per share was anti-dilutive. As such, the effect of outstanding stock options used to calculate the diluted net loss per share has not been disclosed for this period.

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Basic net income (loss) per share
Net income (loss) available to common shareholders	$6,639	$2,119	$19,776	$(35,586)
Weighted average number of common shares	24,728,170	18,620,000	20,669,517	18,620,000

Basic net income (loss) per share	$0.27	$0.11	$0.96	$(1.91)

Diluted net income (loss) per share
Net income (loss) available to common shareholders	$6,639	$2,119	$19,776	$(35,586)

Weighted average number of common shares	24,728,170	18,620,000	20,669,517	18,620,000
Dilutive effect of:
Stock options	818,425	147,649	1,381,368	—

Weighted average number of diluted common shares	25,546,595	18,767,649	22,050,885	18,620,000

Diluted net income (loss) per share	$0.26	$0.11	$0.90	$(1.91)

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

13.	Interest expense

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Interest on senior notes	$6,802	$7,597	$21,582	$21,522
Interest on capital lease obligations	164	113	480	307
Interest on NACG Preferred Corp. Series A preferred shares	—	—	1,400	—
Accretion and change in redemption value of NAEPI Series B preferred shares (1)	612	(421)	2,489	36,052
Accretion of NAEPI Series A preferred shares	592	15	625	38

Interest on long-term debt	8,170	7,304	26,576	57,919
Interest on senior secured credit facility	74	—	74	—
Amortization of deferred financing costs	853	884	2,688	2,452
Other interest	195	99	448	1,071

	$9,292	$8,287	$29,786	$61,442

(1)	Prior to March 31, 2006, the NAEPI Series B preferred shares were recorded at their redemption value and changes in their redemption value were charged to interest expense (note 12(a)).

14.	Other information

a)	Supplemental cash flow information:

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Cash paid during the period for:
Interest	$16,476	$16,007	$33,182	$29,584
Income taxes	—	150	342	463
Cash received during the period for:
Interest	195	74	1,092	237
Income taxes	—	2	—	2
Non-cash transactions:
Capital leases	758	501	3,952	2,480
Effect of acquisition of property and equipment in accounts payable and accrued liabilities	6,600	3,622	6,600	4,212
Issuance of NAEPI Series A preferred shares	—	—	—	321

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

b)	Net change in non-cash working capital:

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Operating activities:
Accounts receivable	$(25,312)	$(8,021)	$(30,347)	$(12,107)
Unbilled revenue	295	17,259	4,404	5,762
Inventory	(143)	(533)	(99)	(421)
Prepaid expenses and deposits	(2,930)	(487)	(18,587)	(536)
Other assets	(1,859)	266	(11,290)	840
Accounts payable	16,669	17,244	19,742	7,896
Accrued liabilities	(18,300)	(8,738)	(13,411)	(4,539)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	361	3,636	3,668	4,277

	$(31,219)	$20,626	$(45,920)	$1,172

c)	Claims revenue

During the three and nine months ended December 31, 2006, the Company has recognized $nil and $6.1 million, respectively, in claims revenue (three and nine months ended December 31, 2005 - $4.2 million and $5.5 million, respectively).

15.	Segmented information

a)	General overview:

The Company conducts business in three business segments: Mining and Site Preparation, Piling and Pipeline.

•	Mining and Site Preparation:

The Mining and Site Preparation segment provides mining and site preparation services, including overburden removal and reclamation services, project management and underground utility construction, to a variety of customers throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout western Canada.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services to energy and industrial clients throughout western Canada.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

b)	Results by business segment:

Three months ended December 31, 2006	Mining and Site Preparation	Piling	Pipeline	Total
Revenues from external customers	$111,416	$29,164	$15,278	$155,858
Depreciation of plant and equipment	3,875	1,023	275	5,173
Segment profits	8,922	10,322	(1,776)	17,468
Segment assets	449,594	94,410	52,405	596,409
Expenditures for segment plant and equipment	81,422	1,954	1,122	84,498

Three months ended December 31, 2005	Mining and Site Preparation	Piling	Pipeline	Total
Revenues from external customers	$89,773	$20,998	$10,753	$121,524
Depreciation of plant and equipment	2,384	374	188	2,946
Segment profits	4,749	6,337	3,071	14,157
Segment assets	324,561	85,079	44,113	453,753
Expenditures for segment plant and equipment	7,605	118	49	7,772

Nine months ended December 31, 2006	Mining and Site Preparation	Piling	Pipeline	Total
Revenues from external customers	$323,048	$79,394	$21,582	$424,024
Depreciation of plant and equipment	11,917	2,459	514	14,890
Segment profits (loss)	47,550	25,573	(710)	72,413
Segment assets	449,594	94,410	52,405	596,409
Expenditures for segment plant and equipment	91,842	6,264	1,904	100,010

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Nine months ended December 31, 2005	Mining and Site Preparation	Piling	Pipeline	Total
Revenues from external customers	$265,805	$63,299	$20,783	$349,887
Depreciation of plant and equipment	6,846	1,233	1,218	9,297
Segment profits	27,087	14,275	5,106	46,468
Segment assets	324,561	85,079	44,113	453,753
Expenditures for segment plant and equipment	18,922	367	49	19,338

c)	Reconciliations

i.	Income (loss) before income taxes:

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Total profit for reportable segments	$17,468	$14,157	$72,413	$46,468
Unallocated corporate expenses	(20,271)	(12,100)	(58,686)	(84,597)
Over allocated (unallocated) equipment costs	8,504	212	6,398	2,937

Income (loss) before income taxes	$5,701	$2,269	$20,125	$(35,192)

ii.	Total assets:

	December 31, 2006	March 31, 2006
Total assets for reportable segments	$596,409	$460,771
Corporate assets	103,200	126,240

Total assets	$699,609	$587,011

The Company’s goodwill was assigned to the Mining and Site Preparation, Piling and Pipeline segments in the amounts of $125,447, $40,867, and $32,753, respectively.

Substantially all of the Company’s assets are located in Western Canada and the activities are carried out throughout the year.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

d)	Customers:

The following customers accounted for 10% or more of total revenues:

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Customer A	17%	40%	18%	38%
Customer B	23%	4%	14%	4%
Customer C	13%	12%	12%	14%
Customer D	4%	8%	6%	11%

This revenue by major customer was earned in the Mining and Site Preparation, Piling and Pipeline segments.

16.	Stock-based compensation plan

Under the 2004 amended and restated Share Option Plan, directors, officers, employees and service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. The stock options expire ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty per cent vest on each of the five following award date anniversaries. After retroactive application of the 20-for-1 share split disclosed in note 12(b), the maximum number of common shares issuable under this plan may not exceed 2,300,000, of which 113,160 are still available for issue as at December 31, 2006.

	Three months ended December 31
	2006		2005
	Number of options (1)	Weighted average exercise price ($ per share) (1)	Number of options (1)	Weighted average exercise price ($ per share) (1)
Outstanding, beginning of period	2,230,840	$5.99	1,420,840	$5.00
Granted	—	—	717,760	5.00
Exercised	—	—	—	5.00
Forfeited	(44,000)	(5.00)	(140,000)	(5.00)

Outstanding, end of period	2,186,840	$6.01	1,998,600	$5.00

(1)	The number of options and the weighted average exercise price per share have been retroactively adjusted to reflect the impact of the 20-for-1 share split disclosed in note 12(b).

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

	Nine months ended December 31
	2006		2005
	Number of options (1)	Weighted average exercise price ($ per share) (1)	Number of options (1)	Weighted average exercise price ($ per share) (1)
Outstanding, beginning of period	2,066,360	$5.00	1,524,840	$5.00
Granted	315,520	11.61	717,760	5.00
Exercised	(27,760)	(5.00)	—	—
Forfeited	(167,280)	(5.00)	(244,000)	(5.00)

Outstanding, end of period	2,186,840	$6.01	1,998,600	$5.00

(1)	The number of options and the weighted average exercise price per share have been retroactively adjusted to reflect the impact of the 20-for-1 share split disclosed in note 12(b).

At December 31, 2006, the weighted average remaining contractual life of outstanding options is 6.4 years (March 31, 2006 – 8.2 years). The Company recorded $621 and $1,742 of compensation expense related to the stock options in the three and nine months ended December 31, 2006, respectively (three and nine months ended December 31, 2005 – $293 and $616, respectively), with such amount being credited to contributed surplus.

As a result of the filing of a preliminary prospectus on July 21, 2006 with the various Canadian and U.S. securities commissions in preparation for the public sale of common shares, the Company is no longer eligible to use the minimum value method for measuring stock-based compensation. Accordingly, the Company considered the effect of expected volatility in its assumptions using the Black-Scholes option pricing model for options granted after this date. The Company determined its expected volatility based on a statistical analysis of historical volatility for a peer group of companies, which was prepared by an independent valuation firm.

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The fair value of each option granted by NACG Holdings Inc. was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three months ended December 31			Nine months ended December 31
	2006	2005		2006	2005
Number of options granted (1)	—	317,760		315,520	717,760
Weighted average fair value per option granted ($) (1)	—	2.72		9.91	3.48
Weighted average assumptions
Dividend yield	—	nil	%	nil %	nil	%
Expected volatility	—	nil	%	24.73%	nil	%
Risk-free interest rate	—	4.13%		4.30%	4.16%
Expected life (years)	—	10.0		6.4	10.0

(1)	The number of options and the weighted average fair value per option granted have been retroactively adjusted to reflect the impact of the 20-for-1 share split disclosed in note 12(b).

During the nine months ended December 31, 2006, the Company offered to accelerate the vesting of 222,080 options held by certain members of its Board of Directors, providing for the options to become immediately exercisable on the condition that such options be exercised by September 30, 2006. On July 31, 2006, 27,760 options were exercised pursuant to this offer resulting in additional compensation cost of $24 for the nine months ended December 31, 2006. The vesting period remained unchanged for stock options held by Directors that did not accept the Company’s offer.

On October 6, 2006, the Company approved the Amended and Restated 2004 Share Option Plan. The amended plan was approved by the shareholders on November 3, 2006 and became effective on the closing of the offering described in note 2. Option grants under the amended option plan may be made to directors, officers, employees and service providers selected by the Compensation Committee of the Company’s Board of Directors. The Compensation Committee may provide that any options granted will vest immediately or in increments over a period of time. Options to be granted under the amended option plan will have an exercise price of not less than the volume weighted average trading price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange at the time of grant. The amended option plan provides that up to 10% of the Company’s issued and outstanding common shares from time to time may be reserved for issuance or issued from treasury under the amended option plan.

In the event of certain change of control events as defined in the amended option plan, all outstanding options will become immediately vested and exercisable. The amended option plan provides that the Company’s Board of Directors can make certain specified amendments to the option plan subject to receipt of shareholder and regulatory approval, and further authorizes the Board of Directors to make all other amendments to the plan, subject only to regulatory approval but without shareholder approval. The amendments the Board of Directors may make without shareholder approval include amendments of a housekeeping nature, changes to the vesting provisions of an option or the option plan, changes to the

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

termination provisions of an option or the option plan which do not entail an extension beyond the original expiry date, the discontinuance of the option plan, and the addition of provisions relating to phantom share units, such as restricted share units and deferred share units which result in participants receiving cash payments, and the terms governing such features.

The amended option plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. Notwithstanding such right, the amended option plan provides that the Company may elect, at its sole discretion, to settle the option in common stock.

All outstanding options granted under the 2004 Stock Option Plan remained outstanding after the amended and restated plan became effective.

17.	Related party transactions

Prior to the reorganization and IPO described in Note 2, the Company had a consulting and advisory services agreement with the Sponsors, under which the Company, and certain of its subsidiaries, received consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters. As compensation for these services an advisory fee of $nil and $400 for the three and nine months ended December 31, 2006, respectively (three and nine months ended December 31, 2005 – $100 and $300, respectively) was recorded as an expense in the consolidated statement of operations.

On November 28, 2006, upon closing of the IPO described in Note 2, the consulting and advisory services agreement was cancelled. The consideration paid by the Company on the closing of the offering to cancel the agreement was $2,000, which was recorded as an expense in the three and nine months ended December 31, 2006. Advisory fees of $200 which were accrued in the six months ended September 30, 2006 were forfeited and a recovery was recorded in the financial statements for the three and nine months ended December 31, 2006. In addition, the Sponsors also received a fee of $854, 0.5% of the aggregate gross proceeds to the Company from the IPO, which is reflected as part of share issuance costs.

Pursuant to several office lease agreements, for the three and nine months ended December 31, 2006 the Company paid $181,500 and $572,000 respectively (three and nine months ended December 31, 2005—$178,000 and $772,000 respectively) to a company owned, indirectly and in part, by one of the directors. Effective November 28, 2006 the director resigned from the board. Accordingly, the lease agreement is no longer with a related party.

All related party transactions described above were measured at the exchange amount, being the consideration established and agreed to by the related parties.

18.	Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Mining and Site Preparation and Pipeline segments declines when frost

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Notes to the Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2006

(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(Unaudited)

leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct impact on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

19.	Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

The following discussion and analysis is the responsibility of management and is as of February 14, 2007. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended December 31, 2006 and audited consolidated financial statements for the year ended March 31, 2006. This document contains forward-looking statements. The Company’s forward-looking statements involve known and unknown risks, uncertainties of NACG Holdings Inc., one of our predecessor companies and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking statements. Forward-looking statements are those that do not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “objective”, “projection”, “forecast”, “believes”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology. Forward-looking statements included in this document include statements regarding: financial resources; capital spending; the outlook for our business; and our results generally. Factors that could cause actual results to vary from those in the forward-looking statements include: the effectiveness of our internal controls; our ability to comply with the terms of our credit agreement or our indentures, or in the event of our breach of such terms, our ability to receive waivers or amendments from the lenders under our credit agreement or the trustee under our indentures; potential alternative financing arrangements; our ability to continue to bid successfully on new projects and accurately forecast costs associated with unit-price or lump sum contracts; our ability to obtain surety bonds as required by some of our customers; decreases in outsourcing work by our customers; changes in oil and gas prices; shut-downs or cutbacks at major businesses that use our services; changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect our business or the business of the customers we serve; our ability to purchase or lease equipment; our ability to hire and retain a skilled labor force; provincial, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; foreign currency exchange rate fluctuations; interest rates; weather conditions; the timing and success of business development efforts; and our ability to successfully identify and acquire new businesses and assets and integrate them into our existing operations and the other risk factors set forth in Management’s Discussion and Analysis for the year ended March 31, 2006 as described in our Prospectus dated November 21, 2006, filed with the securities and Exchange Commission under the securities Act of 1933 (a copy of which can be found at www.sec.gov) and are also described in our prospectus dated November 21, 2006, filed with the securities regulatory authorities in the provinces and territories in Canada (a copy of which can be found at www.sedar.com) collectively, the “Prospectus”. You are cautioned not to put undue reliance on any forward-looking statements, and we undertake no obligation to update those statements.

Company Profile

We provide services primarily to major oil and natural gas, and other natural resource companies operating in western Canada. These services are offered through three operating segments: Mining and Site Preparation, Piling and Pipeline.

The Mining and Site Preparation operating segment, accounting for 71.5% and 76.2% of revenues for the three and nine months ended December 31, 2006, respectively, is involved in a variety of activities, including: surface mining for oil sands and other natural resources including overburden removal, hauling sand and gravel and supplying labor and equipment to support customers’ mining operations; construction of infrastructure associated with mining operations and reclamation activities; clearing, stripping, excavating and grading for mining operations and industrial site construction for mega-projects; and underground utility installation for plant, refinery and commercial construction.

The Piling operating segment, accounting for 18.7% of revenues for each of the three and nine months ended December 31, 2006, installs all types of driven and drilled piles, caissons and earth retention and stabilization systems for industrial projects primarily focused in the oil sands and related petrochemical or refinery complexes, as well as commercial buildings and infrastructure projects.

The Pipeline operating segment, accounting for 9.8% and 5.1% of revenues for the three and nine months ended December 31, 2006, respectively, installs transmission and distribution pipe made of various materials for oil, natural gas and water.

Initial Public Offering and Reorganization

On November 28, 2006 we completed the initial public offering (“IPO”) in the United States and Canada of 8,750,000 voting common shares and a secondary offering of 3,750,000 voting common shares for $18.38 per share (U.S. $16.00 per share). On November 22, 2006 our common shares commenced trading on the New York Stock Exchange and on the Toronto Stock Exchange on an “if, as and when issued” basis. On November 28, 2006, our common shares became fully tradable on the Toronto Stock Exchange. Net proceeds from the IPO were $141.3 million (gross proceeds of $158.5 million, less underwriting discounts and costs and offering expenses of $17.2 million). In addition, on December 6, 2006, the underwriters exercised their option to purchase an additional 687,500 common shares from us. The net proceeds from the exercise of the underwriters’ option were $11.7

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

million (gross proceeds of $12.6 million, less underwriting fees of $0.9 million). Total net proceeds were $153.0 million (total gross proceeds of $171.1 million less total underwriting discounts and costs and offering expenses of $18.1 million).

On November 28, 2006, prior to the consummation of the IPO, NACG Holdings Inc. (“Holdings”) amalgamated with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. (“NAEPI”). The amalgamated entity continued under the name North American Energy Partners Inc. The outstanding common shares of the new entity, North American Energy Partners Inc., include the shares sold in the IPO and related secondary offering and shares held by our existing shareholders prior to the IPO.

On November 28, 2006, prior to the amalgamation, Holdings repurchased the Series A preferred shares issued by the pre-amalgamated North American Energy Partners Inc. for their redemption value of $1.0 million and Holdings also terminated the advisory services agreement (the “Advisory Services Agreement”) with The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc., and SF Holding Corp. (collectively, the “Sponsors”), under which we had received ongoing consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters. We paid the Sponsors a fee of $2.0 million to terminate the agreement, which was recognized as an expense in the consolidated statement of operations for the three and nine months ended December 31, 2006. Under the consulting and advisory services agreement, the Sponsors also received a fee of $0.9 million, equal to 0.5% of our aggregate gross proceeds from the offering.

On November 28, 2006, prior to the amalgamation, the Series A preferred shares issued by NACG Preferred Corp. were acquired by Holdings for a $27.0 million promissory note issued to the holders of such shares and the forfeiture of accrued dividends of $1.4 million.

On November 28, 2006, prior to the amalgamation, each holder of the Series B preferred shares issued by the pre-amalgamated North American Energy Partners Inc. received 100 Holdings common shares for each Series B preferred share held.

Following the offering and as at February 14, 2007 the number of issued and outstanding common shares of the Company was 35,604,660.

We used the net proceeds from the offering:

•

to repurchase all of our outstanding 9% senior secured notes due 2010 for $74.7 million plus accrued interest of $3.0 million on November 28, 2006. The notes were repurchased at a premium of 109.26% resulting in a loss on extinguishment of $6.3 million and the write-off of deferred financing fees of approximately $4.3 million (both amounts are on a pre-income tax basis, and third party transaction costs of $0.2 million). Both charges were recognized as expense in the financial statements for the three and nine months ended December 31, 2006;

•	to repay the $27.0 million promissory note issued in respect of the acquisition of the NACG Preferred Corp. Series A preferred shares;

•	to purchase certain leased equipment for $44.6 million;

•	to pay the $2.0 million termination fee to terminate the Advisory Services Agreement with the Sponsors; and

•	for general corporate purposes.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

The impact of the reorganization and IPO on income before income taxes and EBITDA in the third quarter is as follows:

	Income before income taxes	EBITDA
(in millions of Canadian dollars)
Accretion of NAEPI Series A preferred shares	$(0.6)	$(0.6)
Termination of Advisory Services Agreement	(2.0)	(2.0)
Loss on retirement of 9% senior secured notes	(10.8)	(6.3)
Gain on repurchase NACG Preferred Corp. Series A preferred shares	9.4	9.4
Reversal of accrued overhours on equipment operating leases due to purchase of equipment	6.5	6.5

	$2.5	$7.0

Consolidated Financial Highlights

	Three Months Ended December 31				Nine Months Ended December 31
(dollars, in millions)	2006		2005		2006		2005
Revenue	$155.9		$121.5		$424.0		$349.9
Equipment costs & operating lease expense	31.3	20.1%	21.1	17.4%	94.5	22.3%	58.4	16.7%
Gross profit	26.0	16.7%	13.8	11.4%	78.8	18.6%	48.7	13.9%
General & administration	11.6	7.4%	8.2	6.7%	30.9	7.3%	21.9	6.3%
Operating income	13.8	8.9%	5.9	4.9%	46.6	11.0%	27.0	7.7%
Net income (loss)	6.6	4.2%	2.1	1.7%	19.8	4.7%	(35.6)	-10.2%
Per unit/share information
Net Income (loss) - basic	0.27		0.11		0.96		(1.91)
Net income (loss) - diluted	0.26		0.11		0.90		(1.91)
EBITDA(1)	21.6	13.9%	16.3	13.4%	69.1	16.3%	42.8	12.2%
Consolidated EBITDA(1)	24.7	15.8%	11.5	9.5%	72.2	17.0%	43.5	12.4%

(1)

EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is defined as EBITDA, excluding the effects of foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, loss or gain on disposal of plant and equipment and other cash items. We believe that EBITDA and Consolidated EBITDA are meaningful measures of the performance of our business because they exclude items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA and Consolidated EBITDA to determine whether capital assets are being allocated efficiently. In addition, our revolving credit facility contains financial covenants based on a definition of Consolidated EBITDA. Non-compliance with this financial covenant could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. We are required to maintain a minimum rolling twelve month Consolidated EBITDA through December 31, 2006 of $65.5 million, with this minimum amount increasing periodically until maturity. Our Consolidated EBITDA for the twelve months ended December 31, 2006 is in excess of $65.5 million. However, EBITDA and Consolidated EBITDA are not measures of performance under Canadian GAAP or U.S. GAAP and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow as a measure of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP or U.S. GAAP. For example, EBITDA and Consolidated EBITDA:

•	do not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	exclude tax payments that represent a reduction in cash available to us; and

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

•	do not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

In addition, Consolidated EBITDA excludes foreign exchange gains and losses and unrealized and realized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and, in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follow:

	For the Three Months Ended December 31		For the Nine Months Ended December 31
(in millions)	2006	2005	2006	2005
Net income (loss)	$6.6	$2.1	$19.8	$(35.6)
Adjustments:
Interest expense	9.3	8.3	29.8	61.4
Amortization of intangible assets	0.1	0.2	0.5	0.6
Depreciation	6.5	5.5	18.7	16.0
Income taxes	(0.9)	0.2	0.3	0.4

EBITDA	21.6	16.3	69.1	42.8

Adjustments:
Unrealized foreign exchange (gain) loss on senior notes	10.9	0.8	(2.5)	(14.6)
Realized and unrealized loss on derivative financial instruments	(13.3)	(5.4)	(1.5)	13.4
Loss (gain) on disposal of plant and equipment	0.4	(0.5)	0.8	(0.8)
Stock-based compensation	0.6	0.3	1.7	0.6
Write off of 9% senior secured notes deferred financing costs	4.5	—	4.6	2.1

Consolidated EBITDA	$24.7	$11.5	$72.2	$43.5

Overview

Revenue. Revenue for the three months ended December 31, 2006 increased to $155.9 million from $121.5 million for the same period in the prior year. This is an increase of $34.4 million, or 28.3%. This was primarily due to increased project work at Jackpine Mine and the Horizon site overburden work. Increased project work in our piling division also contributed to the increase in revenue during the quarter.

For the nine months ended December 31, 2006 revenue increased to $424.0 million from $349.9 million for the same period in the prior year. This is an increase of $74.1 million or 21.2%, and was primarily due to increased project work in the Site Preparation and Mining division most notable at Jackpine Mine, as well as, growth in our Piling division.

Gross profit. Gross profit for the three months ended December 31, 2006 increased to $26.0 million from $13.8 million for the same period in the prior year. As a percentage of revenue, gross profit increased to 16.7% for the three months ended December 31, 2006 from 11.4% for the same period in the prior year. The increase in gross profit is due to increased revenue, improved project performance in the Mining & Site Preparation and Piling segments and a decrease in equipment operating lease expense as a result of the buy out of leases from the proceeds of the IPO during the current period. These favourable impacts were offset by losses in the current period in the pipeline segment and increased equipment costs. The increase in equipment costs is the result of higher shop labour and overhead combined with higher parts costs, primarily tires, which were driven primarily by increased operating hours and fleet size over the prior year.

Gross profit for the nine months ended December 31, 2006 increased to $78.8 million from $48.7 million for the same period in the prior year. As a percentage of revenue, gross profit increased to 18.6% for the nine months ended December 31, 2006 as compared to 13.9% for the nine months ended December 31, 2005. This is primarily due to the increase in revenue, improved project performance in the Mining & Site Preparation and Piling segments and the recognition of $6.1 million of claims revenue, in which corresponding costs were recognized in the previous fiscal year. These favourable impacts were partially offset by an increase in equipment costs, operating lease expense and depreciation. The increase in equipment costs and depreciation was primarily due to

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

increased fleet size and activity levels, higher repair and maintenance costs caused by increased usage of larger equipment, increased cost of parts, primarily tires, and overhead and shop costs. The increase in operating lease expense for the nine months ended December 31, 2006 was primarily due to the addition of new leased equipment to support new projects, including the 10-year CNRL overburden removal project.

Operating Income. Operating income for the three months ended December 31, 2006 increased to $13.8 million from $5.9 million for the comparable period prior year. This increase of $7.9 million, or 133.9%, was primarily due to the $12.2 million increase in gross profit discussed above, partially offset by an increase in general and administrative expenses. General and administrative expenses increased by $3.4 million, or 41.5%, over the same period in the prior year primarily as a result of fees paid to the Sponsors for termination of the Advisory Services Agreement as discussed above under “Initial Public Offering and Reorganization”, and increased salaries. There was also a $0.8 million increase in loss on disposal of plant and equipment for the three months ended December 31, 2006 compared to the three months December 31, 2005 as gains were realized in the prior period whereas losses in the current period resulted from the write off and sale of certain heavy equipment.

Operating income for the nine months ended December 31, 2006 increased to $46.6 million from $27 million for the nine months ended December 31, 2005. This $19.6 million or 72.6% increase was primarily due to the $30.1 million increase in gross profit discussed above, partially offset by an increase in general and administrative expenses. General and administrative expenses increased by $9.0 million, or 41.1%, over the same period in the prior year as a result of increased employee costs due to increased head count, bonus accruals as a result of improved performance, the payment of fees to the Sponsors for termination of the Advisory Services Agreement and higher professional fees for audit, legal and general consulting requirements. There has also been a $1.6 million increase in loss on disposal of plant and equipment due to the current year loss on sale and write down of certain heavy equipment as compared to gains realized for the nine months ended December 31, 2005.

Segment Results of Operations

	Three Months Ended December 31				Nine Months Ended December 31
(dollars in millions)	2006		2005		2006		2005
Revenue by operating segment:
Mining and site preparation	$111.4	71.5%	$89.8	73.9%	$323.0	76.2%	$265.8	76.0%
Piling	29.2	18.7%	20.9	17.2%	79.4	18.7%	63.3	18.1%
Pipeline	15.3	9.8%	10.8	8.9%	21.6	5.1%	20.8	5.9%

Total	$155.9	100.0%	$121.5	100.0%	$424.0	100.0%	$349.9	100.0%

Segment Profit by operating segment:
Mining and site preparation	$9.0	51.4%	$4.8	33.8%	$47.5	65.6%	$27.1	58.3%
Piling	10.3	58.9%	6.3	44.4%	25.6	35.4%	14.3	30.8%
Pipeline	(1.8)	-10.3%	3.1	21.8%	(0.7)	-1.0%	5.1	11.0%

Total	$17.5	100.0%	$14.2	100.0%	$72.4	100.0%	$46.5	100.1%

Equipment hours by operating segment:
Mining and site preparation	215,055	89.9%	215,681	93.1%	669,197	92.9%	641,540	93.5%
Piling	13,175	5.5%	8,357	3.6%	34,375	4.8%	25,466	3.7%
Pipeline	11,111	4.6%	7,587	3.3%	16,485	2.3%	18,870	2.8%

Total	239,341	100.0%	231,625	100.0%	720,057	100.0%	685,876	100.0%

Mining and Site Preparation. Mining and Site Preparation revenue for the three and nine months ended December 31, 2006 increased 24.1% and 21.6% to $111.4 million and $323.0 million, respectively, as compared to the same period for the previous year. This increase was primarily due to higher activity in fiscal 2007 in the Fort McMurray region relating to large site preparation projects at Shell and Birch Mountain Resources combined with the continued ramp up on the CNRL overburden removal project.

Mining and Site Preparation segment profit for the three and nine months ended December 31, 2006 increased 87.5% and 75.3% to $9.0 million and $47.5 million, respectively. This increase is a result of increased revenues and higher margin

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

contracts related to large site preparation projects compared with the prior year periods. In addition there was a claim settlement arising from a site preparation project completed during fiscal 2005 for which $6.1 million of revenue was recognized, in which corresponding costs were recognized in the previous fiscal year, in the nine months ended December 31, 2006.

Piling. Piling revenue for the three and nine months ended December 31, 2006 increased 39.7% and 25.4% to $29.2 million and $79.4 million, respectively as compared to the same period in the previous year. This increase was primarily due to a higher volume of projects in the Fort McMurray and Calgary regions because of the strong economic environment and increase in construction activities.

Piling segment profit for the three and nine months ended December 31, 2006 increased 63.5% and 79.0% to $10.3 million and $25.6 million, respectively as compared to the same period in the previous year. This increase was due to increased volume and higher margin work primarily in the Fort McMurray and Calgary regions as discussed above.

Pipeline. Pipeline revenue for the three and nine months ended December 31, 2006 increased 41.7% and 3.9% to $13.3 million and $19.6 million, respectively as compared to the same period in the previous year. The current fiscal quarter increase was a result of a large pipeline project executed for Husky Energy. The reduction in revenue for the nine months ended December 31, 2006 is due to reduced work from Encana.

Pipeline segment loss for the three and nine months ended December 31, 2006 was $1.8 million and $0.7 million, respectively. This is compared to a segment profit of $3.1 million and $5.1 million for the three and nine months ended December 31, 2005, respectively. The current quarter and year to date losses are primarily a result of severe weather impacts on a large project executed for Husky Energy.

Other

	Three Months Ended December 31		Nine Months Ended December 31
(in millions)	2006	2005	2006	2005
Interest expense
Interest on long term debt	$8.1	$8.7	$26.7	$25.3
Accretion and change in redemption value of mandatorily redeemable preferred shares	1.2	(0.4)	3.1	36.1

Total interest expense	$9.3	$8.3	$29.8	$61.4
Foreign exchange loss (gain)	$10.9	$0.9	$(2.5)	$(14.3)
Realized and unrealized (gain) loss on derivative financial instruments	(13.3)	(5.4)	(1.5)	13.4
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	(9.4)	—	(9.4)	—
Loss on extinguishment of debt	10.9	—	10.9	2.1
Other income	(0.2)	(0.1)	(0.8)	(0.4)
Income tax (recovery) expense	(0.9)	0.2	0.3	0.4

Total interest expense for the three and nine months ended December 31, 2006 increased by $1.0 million and decreased by $31.7 million, respectively, from the corresponding prior year periods.

Interest on long term debt decreased by $0.6 million to $8.1 million due to the retirement of the 9% senior secured notes in the current quarter. Year to date interest on long term debt increased by $1.4 as a result of issuing the 9% senior secured notes part way through the prior year.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

Interest charges as a result of the mandatorily redeemable preferred shares for the three and nine months increased $1.6 million and decreased $33.0 million, respectively, from the corresponding prior year periods. Prior to March 31, 2006 the change in the redemption value of the Series B preferred shares was charged to interest expense each reporting period. The terms of the Series B preferred shares of NAEPI were amended on March 30, 2006 (as described in note 14(a) to the 2006 annual consolidated financial statements). Subsequent to that date, interest expense was being accreted from the carrying value of the Series B preferred shares on that date of $42.2 million to their redemption amount of $69.6 million in 2011, resulting in significantly lower subsequent charges to expense. The amended Series B preferred shares accreted $0.6 million and $2.5 million of interest expense for the three and nine months ended December 31, 2006. This compares to a change in redemption value that resulted in a reduction of $0.4 million and a charge to interest expense of $36.1 million for the three and nine months ended December 31, 2005, respectively. In addition, as a result of the repurchase of NAEPI Series A preferred shares, $0.6 million of additional interest expense was recognized for the three and nine months ended December 31, 2006, in order to accrete up to the full redemption value of $1.0 million for the Series A preferred shares.

On November 28, 2006, the Series B preferred shares were exchanged for common shares as each holder of the amended Series B preferred shares of NAEPI received 100 common shares of the amalgamated Company. On exchange, the carrying amount of the debt, $44.7 million, was reclassified to common stock.

We recognized a foreign exchange loss of $10.9 million and gain of $2.5 million for the three and nine months ended December 31, 2006, respectively. Substantially all of the foreign exchange loss for the three months ended December 31, 2006 and the exchange gain for the nine months ended December 31, 2006 relates to the exchange difference between the Canadian and U.S. dollar on conversion of the US$60.5 million of 9% senior secured notes which were subsequently retired on November 28, 2006, and the US$200.0 million of 8 3/4% senior notes.

The realized and unrealized gain on derivative financial instruments totaled $13.3 million and $1.5 million for the three and nine months ended December 31, 2006, respectively. The gain or loss relates primarily to the change in the fair value of the derivatives, which is an economic hedge related to our 8 3/4% senior notes. We had a realized and unrealized gain on the derivative financial instruments of $5.4 million for the three months ended December 31, 2005 and a loss of $13.4 million for the nine months ended December 31, 2005.

We recognized a gain of $9.4 million resulting from the repurchase of the $35.0 million NACG Preferred Corp. Series A preferred shares for $27.0 million plus forfeited dividends of $1.4 million. We recorded a loss on extinguishment of debt of $10.9 million, which includes a loss on extinguishment of $6.3 million, a write off of deferred financing fees of $4.3 million and related transaction costs of $0.3 million, resulting from the retirement of the 9% senior secured notes.

For the three months ended December 31, 2006, the Company recorded a net recovery of income taxes of $0.9 million as compared to an income tax expense of $0.2 million for the prior year comparable period. This tax recovery is due primarily to the reversal of the valuation allowance that existed at the end of fiscal year 2006 and was recorded in the three months ended June 30, 2006. Income tax expense in the comparative prior year periods reflects only the federal large corporation tax, which is a form of minimum tax, as a full valuation allowance was recorded against our net future tax asset given the uncertainty of recognizing the benefit of the net future tax asset at the end of 2006.

Comparative Quarterly Results

A number of factors contribute to variations in our quarterly results between periods, such as weather, customer capital spending on large oil sands and natural gas related projects, our ability to manage our project related business so as to avoid or minimize periods of relative inactivity and the strength of the western Canadian economy.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

	Fiscal Year 2007			Fiscal Year 2006				Fiscal Year 2005
(dollars in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue(1)	$155.9	$130.1	$138.1	$142.3	$121.5	$124.0	$104.4	$122.7
Gross profit	26.0	20.2	32.6	31.7	13.8	21.9	12.9	24.0
Net income(loss)	6.6	(4.8)	17.9	13.7	2.1	11.5	(49.2)	(0.1)
EPS - basic	0.27	(0.26)	0.96	0.73	0.11	0.62	(2.65)	(0.01)
EPS - diluted	0.26	(0.26)	0.71	0.73	0.11	0.47	(2.65)	(0.01)
Equipment hours	239,341	236,711	248,297	231,633	221,355	234,649	185,751	241,727

(1)	Effective April 1, 2005 (fiscal year 2006), we changed our accounting policy regarding the recognition of revenue on claims. This change in accounting policy has been applied retroactively. Prior to April 1, 2005, revenue from claims was included in total contract revenue when awarded or received. After April 1, 2005, claims are included in total contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the claim will result in a bona fide addition to contract value and can be reliably estimated. There was no retrospective impact on revenue as a result of the change in accounting policy in fiscal year 2005.

Consolidated Financial Position

(in millions of dollars)	December 31 2006	March 31 2006	% Change
Current assets	$198.8	$162.0	22.7%
Current liabilities	(132.0)	(92.4)	42.9%
Working capital	66.8	69.6	-4.0%
Plant and equipment	270.4	184.6	46.5%
Capital Lease obligations (including current portion)	9.8	11.0	-10.1%

At December 31, 2006, we had net working capital (current assets less current liabilities) of $66.8 million compared to $69.6 million at March 31, 2006. The decrease in working capital resulted from a reduction of cash due to capital equipment purchases and an increase in borrowings from our secured credit facility, partially offset by an increase in accounts receivable as a result of increased project work.

Plant and equipment net of depreciation increased by $85.9 million from March 31, 2006 to December 31, 2006 as additional large construction equipment was acquired in excess of depreciation charges and disposals for the period.

Capital lease obligations, including the current portion, decreased by $1.2 million from March 31, 2006 to December 31, 2006 due to required repayments, the sale of a drill rig and repayment of the associated obligations, partially offset by the addition of new vehicles acquired by means of capital lease.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

Liquidity and Capital Resources

	Three Months Ended December 31		Nine Months Ended December 31
(in millions)	2006	2005	2006	2005
Cash provided by (used in) operating activities	$(17.4)	$23.6	$1.3	$19.3
Spending on investing activities	(75.5)	(8.2)	(95.7)	(18.9)
Cash provided by (used in) Financing activities	63.2	(1.3)	58.7	13.7

Net increase (decrease) in cash and cash equivalents	$(29.7)	$14.1	$(35.7)	$14.1

Operating activities

Operating activities for the three months ended December 31, 2006 resulted in a net decrease in cash of $17.4 million compared to an increase of $23.6 million for the three months ended December 31, 2005. The reduced cash generated is due to movements in net non-cash working capital mainly influenced by increased accounts receivable balances and tire purchases during the quarter.

Operating activities for the nine months ended December, 2006 resulted in a net increase in cash of $1.3 million compared to an increase of $19.3 million for the nine months ended December 31, 2005. The decrease in cash generated is the result of movements in net non-cash working capital due to increased accounts receivable balances and deposits on tire purchases.

Investing activities

During the three and nine months ended December 31, 2006, we invested $0.9 million and $5.9 million, respectively, in sustaining capital expenditures as compared to $2.2 million and $7.0 million in the prior year comparable periods. In the three and nine months ended December 31, 2006 we invested $77.5 million and $91.8 million, respectively (three and nine months ended December 31, 2005 – $8.1 million and $17.1 million, respectively), in growth capital expenditures, for total capital expenditures of $78.4 million and $97.7 million, respectively (three and nine months ended December 31, 2005 – $10.3 million and $24.1 million, respectively). The significant increase in growth capital expenditures is a result of the purchase of certain leased equipment for $44.6 million with a portion of the net proceeds of the IPO and purchase of certain trucks to support growing project work.

Sustaining capital expenditures are those that are required to keep our existing fleet of equipment at its optimal age through capital maintenance or replacement. Growth capital expenditures relate to equipment additions required to perform larger or a greater number of projects.

Financing activities

Financing activities during the three and nine months ended December 31, 2006 resulted in a cash inflow of $63.2 million and $58.7 million, respectively, primarily as a result of the net proceeds from the IPO, less repayment of the 9% senior secured notes and the repurchase of the NAEPI and NACG Preferred Corp. Series A preferred shares, and borrowings from our senior secured credit facility. Financing activities during the three and nine months ended December 31, 2005 resulted in net cash outflow of $1.3 million and inflow of $13.7 million, respectively. The inflow for the nine month period was a result of the proceeds we received from the issuance of the US$60.5 million of 9% senior secured notes and $7.5 million of Series B preferred shares of NAEPI, both on May 19, 2005. A portion of the proceeds from the issuance of the US$60.5 million of 9% senior secured notes and $7.5 million of Series B preferred shares was used to repay the amount outstanding under our senior secured credit facility at the time.

In connection with our IPO on November 28, 2006, which was completed after the transactions and amalgamation described above under the heading “Initial Public Offering and Reorganization” we received net proceeds of $153.0 million (gross proceeds of $171.2 million, less underwriting discounts and commissions and offering expenses of $18.1 million). We used net proceeds from the

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

offering to purchase certain equipment under operating leases for $44.6 million, to repurchase all of our outstanding 9% senior secured notes due 2010 for $74.7 million plus accrued interest of $3.0 million, to repay the $27.0 million promissory note issued in respect of the acquisition of the NACG Preferred Corp. Series A preferred shares and to pay the $2.0 million fee to terminate the Advisory Services Agreement with the Sponsors. See "Initial Public Offering and Reorganization.”

Liquidity Requirements

Our primary uses of cash are to purchase plant and equipment, to fulfill debt repayment and interest payment obligations and to finance working capital requirements.

We have outstanding US$200 million of 8 3/4% senior notes due 2011. The foreign currency risk relating to both the principal and interest payments on the 8 3/4% senior notes has been managed with a cross-currency swap and interest rate swaps which went into effect concurrent with the issuance of the notes on November 26, 2003. Interest of US$8.8 million is payable semi-annually in June and December of each year until the notes mature on December 1, 2011. The swap agreements are economic hedges of changes in the Canadian - U.S. dollar exchange rate, but they do not meet the criteria for hedge accounting. There are no principal payments required on the 8 3/4% senior notes until maturity.

On November 28, 2006, we repurchased all of the outstanding 9% senior secured notes due 2010 with a portion of the net proceeds from our IPO described above.

One of our major contracts allows the customer to request up to $50 million in letters of credit. While this level has not been requested to date, to provide the amount of letters of credit we would have to secure additional financing. As at December 31, 2006 we have provided $25 million in letters of credit in connection with this contract.

We maintain a significant equipment and vehicle fleet comprised of units with various remaining useful lives. Once units reach the end of their useful lives, it becomes cost prohibitive to continue to maintain them and, therefore, they must be replaced. As a result, we are continually acquiring new equipment to replace retired units and to expand the fleet to meet growth as new projects are awarded to us. It is important to adequately maintain the large revenue-producing fleet in order to avoid equipment downtime which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our large pieces of heavy construction equipment through operating leases. In addition, we continue to lease a portion of our motor vehicle fleet.

Our cash requirements during the nine months ended December 31, 2006 increased due to continued growth and additional operating and capital expenditures associated with new projects. Our cash requirements for fiscal 2007 include funding operating lease obligations, debt and interest repayment obligations and working capital as activity levels are expected to continue to increase. In addition, we will require capital to finance additional equipment for new projects.

We expect our sustaining capital expenditures to range from $25 million to $30 million per year over the next two years. We expect our total capital expenditures, excluding equipment operating lease buyouts as a result of the IPO, in fiscal 2007 to range from $50 million to $60 million. It is our belief that working capital will be sufficient to meet these requirements.

Sources of Liquidity

Our principal sources of cash are funds from operations and borrowings under our revolving credit facility. On July 19, 2006, we amended and restated our revolving credit facility to provide for borrowings of up to $55.0 million (previously $40.0 million), subject to borrowing base limitations, under which revolving loans and letters of credit may be issued (previously up to a limit of $30.0 million). As of December 31, 2006, we had approximately $10.0 million of available borrowings under the revolving credit facility after taking into account $15.0 million of borrowings and $30.0 million of outstanding and undrawn letters of credit to support bonding requirements and performance guarantees associated with customer contracts. Prime rate revolving loans under the amended and restated agreement will bear interest at the Canadian prime rate plus 2.0% per annum and swing line revolving loans will bear interest at the Canadian prime rate plus 1.5% per annum. Canadian bankers’ acceptances have stamping fees equal to 3.0% per annum and letters of credit are subject to a fee of 3.0% per annum. The indebtedness under the revolving credit facility, including the liability under the swaps used to manage the foreign currency risk on the 8 3/4% senior notes, is secured by substantially all of our assets and those of our subsidiaries.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

Our revolving credit facility contains covenants that restrict our activities, including restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, giving guaranties, engaging in different businesses, making loans and investments, making certain capital expenditures and making certain dividend, debt and other restricted payments. Under the revolving credit facility, we also are required to satisfy certain financial covenants, including a minimum interest coverage ratio, a maximum leverage ratio and a minimum Consolidated EBITDA requirement.

Backlog

Backlog is a measure of the amount of secured work we have outstanding and as such is an indicator of future revenue potential. Backlog is not a GAAP measure and as a result, the definition and determination will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income. We did not measure this amount in prior year periods.

We define backlog as that work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

We work with our customers using cost-plus, time-and-materials, unit-price and lump sum contracts, and the mix of contract types varies year-by-year. For the nine months ended December 31, 2006, our contract revenue consisted of 13% cost-plus, 33% time-and-materials, 41% unit-price and 13% lump sum. Our definition of backlog results in cost-plus and time-and-material contracts performed under master service agreements, being excluded from the calculation of backlog because, while a contract exists, the work scope and value are not clearly defined under such contracts. For the nine months ended December 31, 2006, the total amount of all cost-plus and time-and-material based revenue was $195.1 million (46% of total revenues).

Our backlog as at December 31, 2006 is (in millions of dollars):

By Segment

Mining & Site Preparation	$619.3
Piling	39.8
Pipeline	31.3

Total	$690.4

By Contract Type

Unit Price	$677.3
Lump Sum	13.1
Time & Material, Cost-Plus	—

Total	$690.4

A contract with a single customer represented $535.8 million of this backlog. It is expected that $264.9 million of the backlog will be performed and realized in the 12 months ended December 31, 2007.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt and capital and operating leases. The following table summarizes our future contractual obligations, excluding interest payments unless otherwise noted, as of December 31, 2006.

	Payments Due by Fiscal Year
	Total	2007	2008	2009	2010	2011 and After
	(In millions)
Long-term debt (a)	$233.1	$—	$—	$—	$—	$233.1
Capital leases (including interest)	10.5	3.7	3.1	2.1	1.5	0.1
Operating leases	30.6	2.5	9.1	9.1	7.8	2.1

Total contractual obligations	$274.2	$6.2	$12.2	$11.2	$9.3	$235.3

(a)

Includes our 8 3/4% senior notes. We have entered into cross-currency and interest rate swaps, which represent an economic hedge of the 8 3/4% senior notes. At maturity, we will be required to pay $263.0 million in order to retire these senior notes and the swaps. This amount reflects the fixed exchange rate of C$1.315=US$1.00 established as of November 26, 2003, the inception of the swap contracts. At December 31, 2006 the carrying value of the derivative financial instruments was $60.2 million.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

Off-Balance Sheet Arrangements

As of December 31, 2006, we had $30.0 million of outstanding, undrawn letters of credit issued under our revolving credit facility described above under the heading Liquidity and Capital Resources – sources of Liquidity.

Stock-Based Compensation

Some of our directors, officers, employees and service providers have been granted options to purchase common shares under the Amended and Restated 2004 Share Option Plan. In June and September 2006 we granted 127,760 and 187,760 options, respectively, with an exercise price of $5.00 and $16.75 per share, respectively. In September 2006, we had a valuation performed by an unrelated valuation specialist, which valued the common shares at $16.10 per share. The plan and outstanding balances are disclosed in note 16 to our interim consolidated financial statements for the three and nine months ended December 31, 2006.

Related Party Transactions

As described above, under the Advisory Services Agreement we, and certain of our subsidiaries, received consulting and advisory services from the Sponsors with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters. As compensation for these services an advisory fee of $nil and $400,000 for the three and nine months ended December 31, 2006, respectively (three and nine months ended December 31, 2005 – $100,000 and $300,000 respectively) was paid to the Sponsors, as a group. This agreement was terminated upon completion of the IPO. We paid the Sponsors a fee of $2.0 million to terminate the agreement. Pursuant to the agreement, the Sponsors also received a fee of $0.9 million, equal to 0.5% of our aggregate gross proceeds from the IPO.

Pursuant to several office lease agreements, for the three and nine months ended December 31, 2006 we paid $181,500 and $572,000, respectively (three and nine months ended December 31, 2005 - $178,000 and $772,000 respectively) to a company owned, indirectly and in part, by one of our directors. Effective November 28, 2006, the director resigned from the board.

Seasonality

We generally experience a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in our operating regions difficult during this period. The level of activity in the Mining and Site Preparation and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and it has a direct impact on our activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favourable in our operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

Critical Accounting Policies and Estimates

Certain accounting policies require management to make significant estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any differences may be material to our financial statements. See the Prospectus under the heading “Managements Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates”.

For the three and nine months ended December 31, 2006, there has been no significant change in our critical accounting estimates, accounting developments, or description of accounting measures from those described in our audited financial statements for the year ended March 31, 2006 and Management Discussion and Analysis for the three and six months ended September 30, 2006.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

Risk Factors

For the three and nine months ended December 31, 2006, there has been no significant change in our risk factors from those described in our Prospectus dated November 21, 2006 and Management’s Discussion and Analysis for three and six months ended September 30, 2006. There are no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting, except the addition of an experienced Tax Manager, hired during the quarter. As discussed in the Prospectus we have identified a number of significant weaknesses (as defined under Canadian auditing standards) in our financial reporting processes and internal controls. As a result, there can be no assurance that we will be able to generate accurate financial reports in a timely manner. Failure to do so would cause us to breach the reporting requirements of Canadian and U.S. securities regulations in the future as well as the covenants applicable to our indebtedness. This could, in turn, have a material adverse effect on our business and financial condition. Until we establish and maintain effective internal controls and procedures for financial reporting, we may not have appropriate measures in place to eliminate financial statement inaccuracies and avoid delays in financial reporting.

Quantitative and Qualitative Disclosures Regarding Market Risk

Foreign currency risk

We are subject to currency exchange risk as our 8 3/4% senior notes are denominated in U.S. dollars and all of our revenues and most of our expenses are denominated in Canadian dollars. We have entered into cross currency swap and interest rate swap agreements to manage the foreign currency risk on the 8 3/4% senior notes. The financial instruments consists of three components: a U.S. dollar interest rate swap; a U.S. dollar-Canadian dollar cross-currency basis swap; and a Canadian dollar interest rate swap that results in us mitigating our exposure to the variability of cash flows caused by currency fluctuations relating to the US$200 million of senior notes. The cross currency and interest rate swap agreements can be cancelled at the counterparty’s option at any time after December 1, 2007 if the counterparty pays a cancellation premium. The premium is equal to 4.375% of the US$200 million if exercised between December 1, 2007 and December 1, 2008; 2.1875% if exercised between December 1, 2008 and December 1, 2009; and repurchased at par if cancelled after December 1, 2009.

Interest rate risk

We are subject to interest rate risk in connection with our revolving credit facility. The facility bears interest at variable rates based on the Canadian prime rate plus 2% and swing line revolving loans will bear interest at the Canadian prime rate plus 1.5% per annum. Canadian bankers’ acceptances have stamping fees equal to 3.0% per annum and letters of credit are subject to a fee of 3.0% per annum. Assuming our revolving credit facility was fully drawn at $55 million, excluding the $30.0 million of outstanding letters of credit at December 31, 2006, each 1.0% increase or decrease in the applicable interest rate would change the interest cost by $0.4 million per year. In the future, we may enter into interest rate swaps involving the exchange of floating for fixed rate interest payments to reduce interest rate volatility.

We also lease equipment with a variable lease payment tied to prime rates. At December 31, 2006, for each 1.0% annual fluctuation in this rate, annual lease expense will change by approximately $25,000.

Inflation

The rate of inflation has not had a material impact on our operations as many of our contracts contain a provision for annual escalation. If inflation remains at its recent levels, it is not expected to have a material impact on our operations in the foreseeable future if we are able to pass costs increases along to our customers.

Outlook

We continue to experience higher year-over-year project activity in our core market, the Canadian oil sands. We have developed a strong business foundation through our relationships with the key organizations in the Canadian oil sands area of Alberta (Syncrude, Canadian Natural Resources Limited (CNRL), Suncor, Albian Sands, etc.) coupled with the long-term overburden removal work at CNRL. Our ability to build on this solid foundation as a leading resource service provider continues to be enhanced as world economic growth underpins high demand with consequent high prices in the oil industry.

Activity in the Fort McMurray area remains very high with a number of high profile projects being announced, including the acceleration of CNRL’s expansion plans, Shell’s Jackpine Mine, Petro-Canada/UTS Fort Hills project and Suncor Voyageur.

NORTH AMERICAN ENERGY PARTNERS INC.

(Formerly NACG Holdings Inc.)

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2006

Over the last twelve months ended December 31, 2006, our financial performance has improved as a result of completing a number of initiatives. The management team has been restructured, a number of processes strengthened and additional financial and operating controls have been implemented. Concurrent with these changes, we launched a major business improvement project aimed at increasing productivity and equipment utilization. These initiatives, coupled with our initial public offering of common shares and the acquisition of new equipment ideally suited to heavy earth moving in the oil sands area, have strengthened our ability to bid competitively and profitably into this expanding market.

With respect to the Mining and Site Preparation operating segment, we are actively pursuing a strategy of retaining our leading position as a provider of mining and construction services in the Fort McMurray oil sands area while concurrently reducing risk by bidding on opportunities in resource areas outside the oil sands and in other Canadian provinces. Significant work at DeBeers’ Victor diamond project in Northern Ontario supports this strategy. Our Piling segment remains a strong business and given the high level of construction in the western provinces alone, is expected to continue to be robust in the foreseeable future. Several pipeline projects have been announced over the past few months and we are confident that we will be successful in securing a significant portion of this new work. Despite recent losses in the Pipeline Division, we are expecting the division will be able to grow successfully over the coming periods.

We are not aware of any events, trends, uncertainties, demands or commitments that would materially affect our forecasted revenues, profitability, liquidity or capital resources or that would cause reported financial information not to be indicative of future operating results or financial condition.

Additional information relating to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.